Press Release

Ahold completes
sale of Deli XL to
Bidvest Group



Zaandam, The Netherlands, September 13, 2005 - Ahold today announced it has successfully completed the sale of Deli XL, its delivered foodservice wholesale subsidiary in the Benelux, to an affiliate of the Bidvest Group Limited ("Bidvest Group").

Ahold and the Bidvest Group announced the transaction on July 15, 2005. The closing was subject to customary price adjustments and the fulfillment of certain conditions, including antitrust approval.


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Ahold Communications:  +31 (0)75 659 5720


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